SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

Release  |  Lisbon  |  30 June 2010

Additional information on the offer over Brasilcel

On 1 June the Board of Directors of Portugal Telecom met and decided to call an Extraordinary General Meeting (“EGM”) of its shareholders with a proposed resolution whether to accept or reject the offer for the acquisition of 50% of Brasilcel for Euro 6.5 billion or any higher price presented by Telefónica any time before the date of the Meeting (“Offer”).

On 29 June Telefónica reviewed the Offer and offered a new consideration of Euro 7.15 billion. The reviewed Offer was submitted to the shareholders at the EGM that was held today.

The voting quorum was 62.9% and around 74% of the votes expressed at the EGM were favorable to the acceptance of the Offer. The Portuguese Government, through its Class A shares, voted against the Offer. According to the understanding of the Chairman of the Shareholders Meeting of Portugal Telecom, the resolution could not pass against the vote corresponding to the Class A shares. Therefore, the Offer was deemed as rejected.

The Board of Directors met today to discuss the outcome of the EGM and has considered that there are some legal matters that require clarification and, as a result, will be obtaining legal opinions.

Taking into account that Telefónica extended the term of its current offer revised on 29 June until 16 July, a new meeting of the Board of Directors will be scheduled once the referred legal opinions are obtained.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

To the attention of:

Mr. Henrique Granadeiro - Chairman of the Board of Directors of Portugal Telecom, SGPS S.A.

Mr. Zeinal Bava - Chief Executive Officer of Portugal Telecom, SGPS S.A.

The Board of Directors of Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisbon

June 30, 2010

Dear Sirs,

We refer to the binding offer submitted by Telefónica, S.A. (“Telefónica”) to Portugal Telecom, SGPS, SA. (“Portugal Telecom”) on June 1st, 2010 for the acquisition by Telefónica of fifty percent (50%) of the shares of Brasilcel, N.V. (the “Offer”), as amended by the increase of the Offer communicated to Portugal Telecom on June 29, 2010 (the “Increased Offer”).

In relation to the last paragraph of the Increased Offer, Telefónica hereby extends until 23:59h (Lisbon time) on July 16, 2010 the term granted to Portugal Telecom to communicate to Telefónica the acceptance of the Offer (as amended by the Increased Offer) under the terms set forth in such paragraph.

Yours sincerely,

TELEFÓNICA, S.A.

By	/s/ Julio Linares López
Name: Julio Linares López
Title: Consejero Delegado

Acknowledged and agreed:
PORTUGAL TELECOM, SGPS, SA.

By
Name:
Title:
Date:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.